THE **NEW** CLEARLY CANADIAN

CLEARLY CANADIAN.
BRANDS
A Family of Healthy Choices

Safe Harbor Statement

The following constitutes a “Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995. Except for the historical information contained herein, the matters discussed in this presentation are forward -looking statements that involve risks and uncertainties, which could cause our actual results to differ materially from those described in the forward looking statements.

These risks include but are not limited to general business conditions, the timely development and opening of new stores, the impact of competition, and other risks detailed from time to time in the Company’s SEC reports.

The Company does not undertake any obligation to update forward -looking statements.

A Clear Vision

To be the consumer’s first choice for quality, healthy, natural and organic products while working in harmony with the environment

Leverage our great “Clearly Canadian” brand name to:

Increase distribution and sales of our family of products

Develop innovative products

Make strategic acquisitions

Drive growth and profitability

Right Time, Right Place

The biggest trends in consumer packaged goods are:

- Natural and organic food and beverage products ($12 Billion + market) which are expected to experience double digit growth through the end of the decade, much higher than conventional products

- Functional and water beverages ($4 Billion + market) which are growing at over 20% per year

- Growing environmental and social consciousness which is directly tied to buying organic products

- Surge in good-for-you children products, especially organic baby food, growing at over 10 times the rate of non-organic products

Healthy Lifestyles products is a $68B market led by 15% annual growth in the natural and organic segment

It's Clearly the Name

  Since 1988, a leading innovator & producer of premium alternative beverages

  Over 2 billion bottles of Clearly Canadian have been sold since inception

  Exceptionally strong brand recognition throughout North America and beyond

Building the Platform

  Clearly Canadian has been under new ownership control and management since Spring 2005

  During the past two years over $16m has been raised to retire old debt, restructure team, make strategic acquisitions and build platform for future growth

  Recent acquisitions and product launches have revamped our beverage business and launched our debut into the exploding natural and organic food and beverage market

Building the Platform

  July 2007 hiring of INOV8 Beverages, led by Mike Weinstein, former Snapple CEO (responsible for $1B turnaround) and Brian O’Byrne (former President Yoo-Hoo/Oringina), to launch Clearly Canadian sparkling flavored water business in multi-package formats

  May 2007 acquisition of My Organic Baby Inc., Canada’s first national full line of organic baby food

  March 2007 launch of Clearly Canadian Natural Enhanced Waters, featuring all natural vitamin, energy and organic essence waters

  February 2007 acquisition of DMR Food Corporation, Eastern Canada’s leading natural and organic snack food company

Building the Platform

Clearly Canadian Brands is segmented into three divisions:

-	Clearly Canadian Beverages (sparkling flavored waters, Natural Enhanced Waters)

-	My Organic Baby (organic baby and toddler food, beverages and clothes)

-	Healthy Snacks (organic and natural dried fruits and nuts)

Clearly Canadian Beverages (sparkling flavored waters: current business)

  Sparkling flavored waters: trading on popular brand heritage; back to original flavor formulations; all natural and no preservatives; sweetened with cane sugar

  Currently sold in 14 oz glass and 1 Litre PET grocery formats to network of over 50 distributors in North America and direct to national chains

Clearly Canadian Beverages (sparkling flavored waters: goals)

  Launch project in 2008 with Mike Weinstein to sell concentrate of Clearly Canadian sparkling flavored waters to major manufactures/distributors to be produced in multi-packaging formats: 5 year goal to sell 10,000,000 cases making over $6m in profit

  Focus on building brand around key new distributors in New York (Big Geyser) and LA (Haralambos) who played a major role in the rise of Vitamin Water

  Secure 8-10 direct major national accounts for 1 Litre PET over the next 2 years (currently have 3 in Canada and 1 in the US)

Clearly Canadian Beverages (Natural Enhanced Waters: current business)

  dailyHYDRATION: pristine artesian water enhanced with refreshing organic citrus flavors, all natural and no preservatives, no artificial sweeteners, no calories

  dailyVITAMIN: delivers essential vitamins, minerals and nutrients with only 25 calories, all natural and no preservatives, no artificial sweeteners

  dailyENERGY: same sustained energy boost as leading competitors but with a low calorie, non-carbonated pristine, artesian water formulation, all natural and no preservatives, no artificial sweeteners

Clearly Canadian Beverages (Natural Enhanced Waters: goals)

  Launched in Q1 2007 in Canada in 7-11, Shell, Couche-Tard, Loblaws, Overwaitee, Capers

  In U.S., focus on building brand around U.S. health food grocery chains and conventional grocery chains with health food category sets: 2 year goal of $5,000,000 in sales in 4,500 locations

  2008 to enter the environmentally friendly, and rapidly growing, functional powdered beverage market with our Clearly Canadian Natural Enhanced Waters formulas

My Organic Baby

Introducing the first full line of organic baby food products in Canada

Infant Cereals

Jar Foods

Juices

Infant Formula

Toddler Fruit Snacks

Toddler Teething Biscuits

My Organic Baby (current business and goals)

  Innovative, fast growing line of organic baby and toddler food (My Organic Toddler); over 30 different product offerings; USDA organic products certified by Quality Assurance International

  Sold nationally in Canada in leading retailers, including Shoppers Drug Mart, Loblaws, Sobeys, Overwaitee, Whole Foods, Babies “R” Us, Capers, Choices, Metro

  Capture 40% of the organic baby food market in Canada in the next 3 years (the market is anticipated to grow from $10 million to over $60 million in that time frame); list brand in every major grocery/drug retailer in Canada; expand toddler line; launch line of organic cotton baby clothes

Healthy Snacks

Healthy Snacks (current business and goals)

  One of the largest and most unique lines of organic and natural snack food products in North America

  Fully automated packaging facility; USDA organic products certified by Quality Assurance International

  Current focus is Eastern Canada; sold in health food category sets in leading Canadian retailers, including Loblaws, Whole Foods, Wal- Mart, Sobeys, Highland Farms, Capers

  Focus on establishing presence in conventional grocery set throughout Canada with well-priced Glengrove Organics line; expand bulk program in health food category sets to all regions in Canada; 2008 launch of portion control snacks for C&G channel under Clearly Canadian brand

A Marketing Dream Team

Two Time NBA/MVP Steve Nash and American League MVP Justin Morneau appear on product, on life-size POS and in meet and greets

8 episode U.S. network produced reality TV show featuring Clearly Canadian to air in Q1 2008

Clearly Reaches Out

The Clearly Canadian Partnership withGlobal Water

-	To improve access to safe water supplies in developing nations

-	To fund water supply projects that help bring in safe, clean water supplies to rural populations, often for the first time in their lives

2 Projects completed in 2006; 2 projects slated for 2007, all in Central America

Clearly Positioned For Growth

Management and Sales Team

- Brent Lokash:	CEO (M&A lawyer, past chair , Neptune Society)
- David Reingold:	President (founder of My Organic Baby, DMR Foods)
- Mike Weinstein:	Manager, U.S. Concentrate Sales (past CEO, Snapple Beverages)
- Brian O’Byrne:	Manager, U.S. Concentrate Sales (past CEO, Yoo-Hoo/Oringina)
- Edwin Fok:	CFO (past Controller, Business Objects)
- Jackie Fox:	Director, U.S. Sales (past sales manager, Pepsi/Gatorade)
- Orlee Muroff:	President, My Organic Baby (past Senior Manager, Loblaws)
- Renella Zahler:	VP, Healthy Snacks (past Marketing Directory, Healthy Foods)
- Leo Novosel:	U.S. Sales (past zone manager, Snapple Beverages)
- Ed Murphy:	U.S. Sales (past sales manager, Nantucket Nectars)
- Alan Linder:	U.S. Sales (past VP sales, UNFI)
- Steve Terre:	U.S. Sales (past VP sales, Spectrum Organic Products)
- Ali Connell:	Canadian Sales (past sales manager, Hain-Celestial Canada)
- Nicole Assouad:	Canadian Sales (past sales manager, Eden Foods)

Board of Directors

- Marco Markin:	(CEO, BG Capital Group and Neptune Society)
- George Reznik:	(CFO Digital Dispatch, past CFO Infowave, VP Finance Pivotal)
- Brent Lokash
- David Reingold

Financial Overview

Over $6,000,000 in cash

No Lender Debt*

(*balance sheet carrying $5,600,000 potential guarantee of shortfall if vendors of recent acquisitions do not obtain a certain amount of proceeds from their sale of common shares received in consideration of acquisitions)

Under old management sales declined 20% year over year for over 5 years; FY07 will be first year of turnaround revenue growth

Shares outstanding: 20,000,000

CCBEF 52-Week Range: $2.00 - $4.46

Financial Overview (projected revenue growth without use of financing proceeds based on fiscal year ended December 31)

Financial Overview (projected revenue growth without use of financing proceeds)

	12 Months Ended	12 Months Ended
	31-Dec-07	31-Dec-08
	(projected)	(projected)
Income Statement
Revenue	$13,000,000	$23,000,000
Cost of Goods Sold	10,166,000	17,480,000

Operating Margin %	21.8%	24%
SG&A Expenses*	5,500,000	5,500,000

EBITDA	(2,666,000)	20,000**
	*Excludes financing/IR and stock option expenses	**Further revenue growth will increase margins and profit

Financial Overview

Use of $20,000,000 in Financing Proceeds:

-	$10,000,000: Acquisitions (each $1 in acquisition costs is planned to increase revenue by $1)

-	$3,000,000: Launch Weinstein project (projected to add $20,000,000 per year in revenue within 3-5 years)

-	$2,000,000: Launch Natural Enhanced powdered beverages and organic cotton baby clothes

-	$5,000,000: Contingency for working capital requirements as we grow and for acquisition related guarantees

Financial Overview (projected revenue growth with use of financing proceeds based on fiscal year ended December 31)

THINK CLEARLY